#BHP

Quarterly Production Report
Release time	Immediate
Date	26 October 2000
Quarter	Ended 30 September 2000

Minerals
- Steelmaking and Energy Materials
	quarter	% change	YTD	% change
Coal (Queensland) (millions tonnes)	6.226	(7)	6.226	(7)
Iron Ore (West Aust) (millions tonnes)	14.629	11	14.629	11
Briquettes (Venezuela) ('000 tonnes)	48	-	48	-
Briquettes (West Aust) ('000 tonnes)	105	-	105	-

Queensland coal production for the quarter ended 30 September 2000 was lower compared with the corresponding quarter last year, primarily due to the sale of Moura mine effective August 1999. Increased production at Blackwater mine reflects improved demand for Blackwater thermal coal. Lower production at Crinum underground mine resulted from a minor roof collapse and industrial action in September. Production at Illawarra collieries was higher for the quarter reflecting the impact of longwall changeouts during the same period last year.

WA iron ore production and shipments for the first quarter were higher than for the corresponding quarter last year, capitalising on strong market demand. Increased production from Yandi reflects increased demand from Japanese and Asian markets.

BHP's WA HBI plant is continuing to produce briquettes while undertaking trials to determine the technical feasibility of production processes and the commercial viability of the project. Orinoco HBI plant commenced commissioning in June this year.
- Non-Ferrous and Industrial Materials
	quarter	% change	YTD	% change
Copper in concentrate ('000 tonnes)	188	(1)	188	(1)
Diamonds (Ekati) ('000 carats)	309	(3)	309	(3)
Silver in concentrate (Cannington) ('000 ounces)	7 485	16	7 485	16

Production of copper in concentrate for the quarter ended 30 September was largely in line for the corresponding quarter last year; production at BHP's North American copper operations ceased in June 1999. Production of copper in concentrate at Escondida was in line with first quarter 1999 with significantly lower average head grades largely offset by increased mine production and mill throughput. Increased Tintaya production was due to equipment availability. Escondida shipments were lower for the quarter due to the scheduling of shipments.

Ekati diamond production was in line with production for the corresponding quarter last year.

Cannington silver production was higher for the first quarter compared to the same quarter last year due to higher average head grades and improved mill recoveries.

Steel
	quarter	% change	YTD	% change
Raw Steel (Core) ('000 tonnes)	1 455	3	1 455	3
Raw Steel (Discontin.) ('000 tonnes)	373	(52)	373	(52)

Raw steel production (core steel operations) for the quarter ended 30 September was higher than for the corresponding quarter last year due to higher production from Port Kembla; Delta, Ohio, and Glenbrook Steelworks in New Zealand. Higher despatches from Delta and higher domestic despatches from Glenbrook were due to increased customer demand and improved production performance.

Raw steel production (discontinuing steel operations) was lower for the first quarter compared to the corresponding period last year due to the closure of Newcastle primary steel operations in September 1999. This was in part offset by higher production from Sydney Steel Mill with production maintained at peak levels. Lower export despatches from Australian operations was due to the cessation of export billet production following the closure of the Newcastle operations.
Petroleum
	quarter	% change	YTD	% change
Oil Condensate ('000 barrels)	20 820	17	20 820	17
Natural Gas (bcf)	61.8	8	61.8	8

Oil and condensate production for the first quarter was higher compared to the corresponding quarter last year due largely to new production from the Laminaria/Corallina and Buffalo fields. This was in part offset by lower Bass Strait production due to scheduled and unscheduled platform shut-ins for maintenance. Production from Wanaea/Cossack was higher compared to the previous year. During part of the corresponding period the Cossack Pioneer was offline for a major refit. Production from the North West Shelf for September 2000 was affected by planned shutdowns of both the onshore plant and offshore facilities.

Gas production for the quarter was higher than the corresponding quarter reflecting increased production from Bass Strait due to increased demand and increased production from Bruce. This was partly offset by lower production from Liverpool Bay due to a scheduled shut down in September.

For Information contact:

Media: Mandy Frostick/Michael Buzzard: +61 3 9609 4157/3709 Investor Relations: Robert Porter/Andrew Nairn +61 3 9609 3540/3952

The Broken Hill Proprietary Company Limited A B N 49 004 028 077

Production and Shipment Report
Release time	Immediate
Date	26-Oct-00
Quarter	SEPTEMBER 2000

		QUARTER ENDED			3 MONTHS	3 MONTHS
		30 SEP	30 SEP		TO SEP	TO SEP
		2000	1999	% change	2000	1999	% change

Minerals
Steelmaking and Energy Materials
Production
Coal	('millions t)	13.010	14.132	-8%	13.010	14.132	-8%
Iron Ore - West Aust	('millions t)	14.629	13.230	11%	14.629	13.230	11%
Iron Ore - Brazil	('millions t)	1.778	1.588	12%	1.778	1.588	12%
HBI - Venezuela	('000 t)	48	-	N/A	48	-	N/A
HBI - West Aust	('000 t)	105	111	-5%	105	111	-5%
Shipments
Coal	('millions t)	13.559	13.447	1%	13.559	13.447	1%
Iron Ore - West Aust	('millions t)	14.126	13.153	7%	14.126	13.153	7%
Iron Ore - Brazil	('millions t)	1.624	1.992	-18%	1.624	1.992	-18%
HBI - Venezuela	('000 t)	40	-	N/A	40	-	N/A
HBI - West Aust	('000 t)	54	122	-56%	54	122	-56%
Non-Ferrous and Industrial Materials
Production
Copper in concentrate	('000 t)	188	191	-1%	188	191	-1%
Copper cathodes (SXEW)	('000 t)	27	28	-4%	27	28	-4%
Gold in concentrate	(fine oz)	172,999	133,997	29%	172,999	133,997	29%
Silver in (lead) concentrate	('000 oz)	8,195	6,699	22%	8,195	6,699	22%
Lead in concentrate	(tonnes)	54,029	48,106	12%	54,029	48,106	12%
Zinc in concentrate	(tonnes)	15,556	16,375	-5%	15,556	16,375	-5%
Diamonds	('000 carats)	309	319	-3%	309	319	-3%
Shipments
Copper	('000 t)	145	265	-45%	145	265	-45%
Copper cathodes (SXEW)	('000 t)	29	30	-1%	29	30	-1%
Gold	(fine oz)	128,771	186,304	-31%	128,771	186,304	-31%
Silver in concentrate	('000 oz)	7,485	6,469	16%	7,485	6,469	16%
Lead in concentrate	(tonnes)	48,504	45,663	6%	48,504	45,663	6%
Zinc in concentrate	(tonnes)	13,853	16,583	-16%	13,853	16,583	-16%

Steel
Core
Production
Raw steel	('000 t)	1,455	1,406	3%	1,455	1,406	3%
Marketable steel products	('000 t)	1,425	1,402	2%	1,425	1,402	2%
Despatches
Steel despatches	('000 t)	1,236	1,191	4%	1,236	1,191	4%

Discontinuing Operations
Production
Raw steel	('000 t)	373	780	-52%	373	780	-52%
Marketable steel products	('000 t)	540	809	-33%	540	809	-33%
Despatches
Steel despatches	('000 t)	527	793	-34%	527	793	-34%

Petroleum
Production
Crude oil & condensate	('000 bbl)	20,820	17,754	17%	20,820	17,754	17%
Natural gas	(bcf)	61.8	56.9	8%	61.8	56.9	8%
LPG	('000 t)	172.6	166.6	4%	172.6	166.6	4%
Ethane	('000 t)	23.2	22.3	4%	23.2	22.3	4%
Methanol	('000 t)	-	8.8	-100%	-	8.8	-100%

Figures include BHP share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).

PRODUCTION AND SHIPMENT REPORT (1) - SEPTEMBER 2000

		QUARTER ENDED		3 MONTHS	3 MONTHS
		30 SEP	30 SEP	TO SEP	TO SEP
		2000	1999	2000	1999

MINERALS (1) (2)

Coal Production
Queensland
CQCA
- Blackwater	(millions tonnes)	1.056	0.869	1.056	0.869
- Goonyella	(millions tonnes)	0.924	0.892	0.924	0.892
- Peak Downs	(millions tonnes)	0.893	0.942	0.893	0.942
- Saraji	(millions tonnes)	0.608	0.600	0.608	0.600
- Norwich Park	(millions tonnes)	0.480	0.582	0.480	0.582
Gregory Joint Venture
- Gregory	(millions tonnes)	0.297	0.169	0.297	0.169
- Crinum	(millions tonnes)	0.554	0.692	0.554	0.692
BHP Mitsui Coal
- Moura (3)	(millions tonnes)	0.000	0.554	0.000	0.554
- Riverside	(millions tonnes)	0.745	0.713	0.745	0.713
- South Walker Creek (Trial Mine)	(millions tonnes)	0.669	0.667	0.669	0.667
BHP total share of production (Queensland)	(millions tonnes)	6.226	6.680	6.226	6.680

NSW
Illawarra Collieries	(millions tonnes)	1.738	1.693	1.738	1.693
BHP total share of production (NSW)	(millions tonnes)	1.738	1.693	1.738	1.693

Indonesia (4)
- Senakin	(millions tonnes)	0.905	1.041	0.905	1.041
- Satui	(millions tonnes)	0.818	0.822	0.818	0.822
- Petangis	(millions tonnes)	0.243	0.262	0.243	0.262
BHP total share of production (Indonesia)	(millions tonnes)	1.966	2.125	1.966	2.125

USA
New Mexico Operations
- Navajo Mine	(millions tonnes)	1.544	2.213	1.544	2.213
- San Juan Mine	(millions tonnes)	1.536	1.421	1.536	1.421
BHP total share of production (USA)	(millions tonnes)	3.080	3.634	3.080	3.634
BHP total share of production	(millions tonnes)	13.010	14.132	13.010	14.132

Total Coal Shipments
- Metallurgical	(millions tonnes)	6.945	7.057	6.945	7.057
- Thermal	(millions tonnes)	6.614	6.390	6.614	6.390
BHP total share of shipments	(millions tonnes)	13.559	13.447	13.559	13.447

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Coal production is reported on the basis of saleable product.
(3)	Sale of Moura Mine was effective 20 August 1999.
(4)	Production reported at 86.5%, after allowing for the Indonesian state - owned corporation's 13.5% share of all production.

MINERALS (1)

Iron Ore
Production
Western Australia
Mt Newman Joint Venture
- Mt Whaleback	(millions tonnes)	3.954	3.532	3.954	3.532
- OB 23/25	(millions tonnes)	1.446	1.218	1.446	1.218
Goldsworthy Joint Venture	(millions tonnes)	1.576	1.787	1.576	1.787
Yandi Joint Venture	(millions tonnes)	6.557	5.396	6.557	5.396
Jimblebar	(millions tonnes)	1.096	1.297	1.096	1.297
BHP total share of production
(Western Australia)	(millions tonnes)	14.629	13.230	14.629	13.230

Brazil
Samarco (2)	(millions tonnes)	1.778	1.588	1.778	1.588

Australian Shipments
- Lumps	(millions tonnes)	3.545	3.714	3.545	3.714
- Fines	(millions tonnes)	10.581	9.439	10.581	9.439
BHP total share of Australian shipments	(millions tonnes)	14.126	13.153	14.126	13.153

Brazil
Samarco (2)	(millions tonnes)	1.624	1.992	1.624	1.992

Hot Briquetted Iron - Venezuela (2)
Production	('000 tonnes)	48	-	48	-
Shipments	('000 tonnes)	40	-	40	-

Hot Briquetted Iron - Western Australia
Production	('000 tonnes)	105	111	105	111
Shipments	('000 tonnes)	54	122	54	122

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).

(2)	Production & shipments reported is the proportion of total production & shipments determined by BHP's equity interest in Samarco Mineracao and Orinoco Iron (50%).

MINERALS (1)

COPPER PRODUCTION SUMMARY
Copper in Concentrate	- Chile	113.5	118.9	113.5	118.9
('000 tonnes)	- PNG	51.5	51.0	51.5	51.0
	- Peru	23.4	21.0	23.4	21.0
Total		188.4	190.9	188.4	190.9

Gold in Concentrate	- Chile	20 469	22 561	20 469	22 561
(fine ounces)	- PNG	144 357	102 560	144 357	102 560
	- Peru	8 173	8 876	8 173	8 876
Total		172,999	133,997	172,999	133,997

Copper Cathodes (SXEW)	- Chile	20.0	19.9	20.0	19.9
('000 tonnes)	- USA (2)	7.1	8.3	7.1	8.3
Total		27.1	28.2	27.1	28.2

Copper Smelting and Refining	- Saleable Rod	0.0	37.5	0.0	37.5
(all sources) ('000 tonnes)

COPPER SHIPMENTS SUMMARY

Copper (3)	- Chile	89.4	116.2	89.4	116.2
('000 tonnes)	- PNG	37.6	53.1	37.6	53.1
	- Peru	18.3	18.1	18.3	18.1
	- Smelter and Refinery (2)
	- BHP Source	0.0	20.5	0.0	20.5
	- Custom and Purchased	0.0	57.4	0.0	57.4
		145.3	265.3	145.3	265.3

Gold (fine ounces)	- Chile	17 582	23 867	17 582	23 867
(fine ounces)	- PNG	104 586	113 589	104 586	113 589
	- Peru	6 603	7 605	6 603	7 605
	- Smelter and Refinery (2)
	- BHP Source	0	17 020	0	17 020
	- Custom and Purchased	0	24 223	0	24 223
		128,771	186,304	128,771	186,304

Copper Cathodes (SXEW)	- Chile	22.1	21.4	22.1	21.4
('000 tonnes)	- USA (2)	7.1	8.1	7.1	8.1
		29.2	29.5	29.2	29.5

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Following the announcement on 25 June 1999, production at North American copper operations have ceased, other than
SXEW operations which continue at the Pinto Valley and San Manuel mines.
(3)	Excludes USA and Chile Copper Cathodes (SXEW) shipments.

MINERALS (1) (2)

Escondida, Chile - Copper
Material mined (100% Basis)	('000 tonnes)	75 557	61 919	75 557	61 919
Ore milled (100% Basis)	('000 tonnes)	12 358	11 510	12 358	11 510
Average head grade
- Copper	(%)	1.85	2.05	1.85	2.05
Production ex Mill - 100%	('000 tonnes)	199.51	209.63	199.51	209.63

Production
- Copper in concentrate	('000 tonnes)	114	119	114	119
- Gold in concentrate	(fine ounces)	20 469	22 561	20 469	22 561
- Copper cathodes (SXEW)	('000 tonnes)	20.0	19.9	20.0	19.9

Shipments
Copper in concentrate	('000 tonnes)	89.4	116.2	89.4	116.2
Gold	(fine ounces)	17 582	23 867	17 582	23 867
Copper cathodes (SXEW)	('000 tonnes)	22.1	21.4	22.1	21.4

Ok Tedi, Papua New Guinea - Copper
Material mined	('000 tonnes)	22 299	21 902	22 299	21 902
Ore milled	('000 tonnes)	7 371	7 232	7 371	7 232
Average head grade
- Copper	(%)	0.93	0.83	0.93	0.83
- Gold	(g/t)	0.99	0.70	0.99	0.70

Production
- Copper in concentrate	('000 tonnes)	51.5	51.0	51.5	51.0
- Gold in concentrate	(fine ounces)	144 357	102 560	144 357	102 560

Shipments
Copper	('000 tonnes)	37.6	53.1	37.6	53.1
Gold	(fine ounces)	104 586	113 589	104 586	113 589

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Material mined, ore treated and average head grade data is based on total mine activity.
All copper operations are controlled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).

MINERALS (1) (2)

Tintaya, Peru - Copper
Material mined	('000 tonnes)	16 394	13 497	16 394	13 497
Ore milled	('000 tonnes)	1 620	1 390	1 620	1 390
Average head grade
- Copper	(%)	1.56	1.66	1.56	1.66

Production
- Copper in concentrate	('000 tonnes)	23.4	21.0	23.4	21.0
- Gold in concentrate	(fine ounces)	8 173	8 876	8 173	8 876

Shipments
Copper	('000 tonnes)	18.3	18.1	18.3	18.1
Gold	(fine ounces)	6 603	7 605	6 603	7 605

San Manuel Mine, USA - Copper (3)
Production
- Copper cathodes (SXEW)	('000 tonnes)	2.8	3.5	2.8	3.5

Pinto Valley, USA - Copper (3)
Production
- Copper cathodes (SXEW)	('000 tonnes)	4.3	4.8	4.3	4.8

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Material mined, ore treated and average head grade data is based on total mine activity.
All copper operations are controlled entities except Escondida, Chile which is a joint venture (BHP share 57.5%).

(3)	Following the announcement on 25 June 1999, production at North American copper operations have ceased, other than SXEW operations which continue at the Pinto Valley and San
Manuel mines.

MINERALS (1)

Diamonds (2)

Ekati, Canada
Production
- Diamonds	('000 carats)	309	319	309	319

Silver, Lead & Zinc

Cannington, Australia
Material mined (100% Basis)	('000 tonnes)	430	425	430	425
Ore milled (100% Basis)	('000 tonnes)	408	387	408	387
Average head grade
- Silver	(g/t)	653	553	653	553
- Lead	(%)	14.50	12.97	14.50	12.97
- Zinc	(%)	5.10	4.66	5.10	4.66

Production
- Silver in (lead) concentrate	('000 ounces)	8 195	6 699	8 195	6 699
- Lead in concentrate	(tonnes)	54 029	48 106	54 029	48 106
- Zinc in concentrate	(tonnes)	15 556	16 375	15 556	16 375

Shipments
-Silver in concentrate	('000 ounces)	7 485	6 469	7 485	6 469
- Lead in concentrate	(tonnes)	48 504	45 663	48 504	45 663
- Zinc in concentrate	(tonnes)	13 853	16 583	13 853	16 583

Platinum Group Metals (3)

Hartley, Zimbabwe
Production (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	5 460	0	5 460
- Palladium in final leach concentrate	(ounces)	0	4 303	0	4 303
- Rhodium in final leach concentrate	(ounces)	0	394	0	394

Shipments (BHP Share)
- Platinum in final leach concentrate	(ounces)	0	12 984	0	12 984
- Palladium in final leach concentrate	(ounces)	0	8 938	0	8 938
- Rhodium in final leach concentrate	(ounces)	0	903	0	903

(1)	Production and shipments data includes BHP's share of production from joint ventures and 100% of production from controlled entities (unless otherwise stated).
(2)	Ekati, Canada commissioned during October 1998. BHP's interest in the joint venture and reported share of production is 51%.

(3)	BHP's interest in the joint venture and reported share of production is 67%, however BHP has an effective economic interest of 90.1%.
On the 2 June 1999 BHP announced that it had signed an agreement with Zimbabwe Platinum Mines Limited (Zimplats)
for the conditional sale by BHP to Zimplats of its interest in
Hartley and Mhondoro joint venture projects in Zimbabwe.

PRODUCTION AND SHIPMENT REPORT (1) - SEPTEMBER 2000

			QUARTER ENDED		3 MONTHS	3 MONTHS
			30 SEP	30 SEP	TO SEP	TO SEP
			2000	1999	2000	1999

STEEL - CORE BUSINESSES (1)
('000 tonnes unless stated otherwise)
Production

Iron Sands		- New Zealand	723	576	723	576
Coke		- Australia	616	599	616	599
Iron		- Australia	1 298	1 273	1 298	1 273

Raw Steel		- Port Kembla Steelworks	1 308	1 275	1 308	1 275
		- Glenbrook Steelworks (NZ)	147	131	147	131
	Total	Raw Steel	1 455	1 406	1 455	1 406

Raw Steel		- Delta, Ohio USA (5)	193	171	193	171

Marketable steel products
	Flat Products	- Flat and Tinplate Products	1 242	1 240	1 242	1 240
	Coated Products	- Rolled and Coated Products	531	529	531	529
		- Flat and Coated Products (NZ)	137	129	137	129
		- Rolled and Coated Products (Offshore)	70	71	70	71
		Building Products (Includes offshore)	40	45	40	45

	Sub Total (2)		1 425	1 402	1 425	1 402

		- Delta, Ohio USA (5)	189	168	189	168

Despatches (3)

Business Unit		- Flat Products	1 243	1 285	1 243	1 285
		- Coated Products	732	771	732	771

	Sub Total (4)		1 236	1 191	1 236	1 191

External	Australia	- Domestic	485	518	485	518
		- Export	541	445	541	445
	New Zealand	- Domestic	67	45	67	45
		- Export	68	108	68	108
	Other Offshore		75	75	75	75

	Total		1 236	1 191	1 236	1 191

	Delta, Ohio USA (5)		190	165	190	165

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.
(2)	The total excludes production for intra-business sales. Therefore, the total figure for BHP Steel
	is less than the sum of the individual businesses.
(3)	Steel products only. Excludes pig iron and by-products.
(4)	The total excludes intra-business despatches. Therefore, the total figure for BHP Steel is less
	than the sum of the despatches of the individual business units.
(5)	Investments. Production and despatches reported is that proportion of total production
	and despatches determined by BHP's equity interest: North Star BHP LLC (50%).

PRODUCTION AND SHIPMENT REPORT (1) - SEPTEMBER 2000

			QUARTER ENDED		3 MONTHS	3 MONTHS
			30 SEP	30 SEP	TO SEP	TO SEP
			2000	1999	2000	1999

STEEL - DISCONTINUING OPERATIONS (1)
('000 tonnes unless stated otherwise)

Production

Iron Ore		- Australia	656	694	656	694
Coke		- Australia	149	313	149	313
Iron		- Australia	270	699	270	699

Raw Steel		- Whyalla Steelworks	245	247	245	247
		- Newcastle Steelworks	0	434	0	434
		- Sydney Steel Mill	128	99	128	99

	Total	Raw Steel	373	780	373	780

Marketable steel products
	Long Products	- Rod, Bar and Wire Products	119	182	119	182
		- Structural & Rail Products	223	225	223	225
		- Merchandising and Tube Products	209	229	209	229

	Other Offshore (USA)	- Roll Formed Products	0	112	0	112

	Sub Total (3)		540	809	540	809

Despatches (2)

Business Unit		- Long Products	527	682	527	682
		- Other Offshore (USA)	0	111	0	111

	Sub Total		527	793	527	793

External	Australia	- Domestic	482	540	482	540
		- Export	45	142	45	142
	Offshore		0	111	0	111

	Total		527	793	527	793

(1)	Includes BHP's share of production from joint ventures and 100% of production from
	controlled entities.
(2)	Steel products only. Excludes pig iron and by-products.
(3)	The total excludes production for intra-business sales. Therefore, the total figure for
	BHP Steel is less than the sum of the individual businesses.

PRODUCTION AND SHIPMENT REPORT (1) - SEPTEMBER 2000

	QUARTER ENDED		3 MONTHS	3 MONTHS
	30 SEP	30 SEP	TO SEP	TO SEP
	2000	1999	2000	1999

PETROLEUM (1)

Crude Oil & Condensate ('000 barrels)
Australia / Asia
Bass Strait	7 807	9 773	7 807	9 773
North West Shelf
- Condensate	1 225	1 499	1 225	1 499
- Wanaea / Cossack	1 682	796	1 682	796
Laminaria	4 369	0	4 369	0
Buffalo	757	0	757	0
Other Australia
- Griffin	1 991	1 867	1 991	1 867
Asia - PNG	0	724	0	724
Americas	826	968	826	968
Europe/Russia/Africa/Middle East
Liverpool Bay	1 716	1 616	1 716	1 616
Other Europe - Bruce	447	511	447	511

Total	20 820	17 754	20 820	17 754	17.27%

Natural gas (billion cubic feet)
Australia / Asia
Bass Strait	27.78	25.35	27.78	25.35
North West Shelf - Domestic	3.13	3.47	3.13	3.47	-9.80%
North West Shelf - LNG	15.19	15.55	15.19	15.55	-2.32%
Griffin	0.75	0.42	0.75	0.42
Americas	5.21	3.81	5.21	3.81
Europe/Russia/Africa/Middle East
- Bruce	5.01	1.91	5.01	1.91
- Liverpool Bay	4.68	6.41	4.68	6.41
Total	61.8	56.9	61.8	56.9	8.49%

LPG ('000 tonnes)
Bass Strait	127.94	130.86	127.94	130.86
North West Shelf	31.48	27.87	31.48	27.87	12.95%
Griffin	1.57	1.37	1.57	1.37
Bruce	11.57	6.45	11.57	6.45		234.3	223.5	5%
Total	172.6	166.6	172.6	166.6	3.61%

Ethane ('000 tonnes)	23.19	22.25	23.19	22.25	4.22%
Methanol ('000 tonnes)	0.00	8.83	0.00	8.83	-100.00%

(1)	Includes BHP's share of production from joint ventures and 100% of production from controlled entities.